November 30, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Nicholas Nalbantian

Re:	Yesway, Inc. Request for Withdrawal of Registration Statement on Form S-1 File No. 333-259699

CIK No. 0001859836

Ladies and Gentlemen:

On September 21, 2021, Yesway, Inc. (the “Company”) initially filed Registration Statement No. 333-259699 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof, or at the earliest practicable date hereafter. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Ian D. Schuman of Latham & Watkins LLP, at (212) 906-1894.

Thank you for your assistance in this matter.

Very truly yours,

YESWAY, INC.

/s/ Thomas N. Trkla
Name:	Thomas N. Trkla
Title:	Chief Executive Officer

cc:	Ericka L. Ayles, Chief Financial Officer and Treasurer, Yesway, Inc.
Kurt. M. Zernich, General Counsel and Secretary, Yesway, Inc.
Ian D. Schuman, Esq., Latham & Watkins LLP
Stelios G. Saffos, Esq., Latham & Watkins LLP
Drew Capurro, Esq., Latham & Watkins LLP
Christopher M. Forrester, Esq., Shearman & Sterling LLP
Ilir Mujalovic, Esq., Shearman & Sterling LLP